                                   FORM 6-K

                        SECURITIES EXCHANGE COMMISSION
                            Washington, D.C. 20549

                            REPORT OF FOREIGN ISSUER
                     Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934

                        COMMISSION FILE NUMBER 0-15577
                        FOR THE MONTH OF FEBRUARY 1998

                  CONSOLIDATED NEVADA GOLDFIELDS CORPORATION
                 ---------------------------------------------
                (Translation of registrant's name into English)

                          1801 BROADWAY, SUITE 1620
                            DENVER, COLORADO 80202
                    (Address of Principal Executive Office)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

          Form 20-F  X       Form 40-F
                    ---                ---

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

          Yes                No  X
              ---               ---

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________.

ENCLOSED IS PRESS RELEASE #98-004 FOR CONSOLIDATED NEVADA GOLDFIELDS
CORPORATION.

Pursuant to the Requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                  CONSOLIDATED NEVADA GOLDFIELDS CORPORATION
                                  (Registrant)



Date:  Mar 11, 1998  /s/ Jack Haptonstall
       ------------  --------------------------------------------------------
                     By: Jack Haptonstall, Senior Vice President, Operations

DENVER, CO - MARCH 11, 1998
#98 - 004
2:00 PM MST


               CONSOLIDATED NEVADA GOLDFIELDS CORPORATION ANNOUNCES
                            BOARD AND MANAGEMENT CHANGES

Consolidated Nevada Goldfields Corporation ("CNGC") announces a reduction in the size of its Board of Directors to six directors. The Board is now comprised of Xavier Autrey Maza, a principal of GAN who was appointed Chairman of the Board; Alonso Ancira Elizondo and Manuel Ancira Elizondo, both of whom are also principals of GAN; James Bishop of Caithness Resources, New York; William Braithwaite of the law firm Stikeman Elliott, Toronto, Ontario; and Donald Worth, an independent mining consultant, Willowdale, Ontario.

Outgoing board members are Adolfo Autrey Maza, a principal of GAN; Christopher Lalor of Gwalia Consolidated Ltd., West Perth, Australia; Richard Lawler of Hoogovens TOA, Inc., Burlington, Ontario; and Peter Marrone of Cassels Brock & Blackwell, Toronto, Ontario. Wendell Robinson of Rockefeller & Company in New York, who served as Chairman, resigned on February 6.


Alex Bissett, President and Chief Executive Officer, has stepped down. Jorge Ordonez of Mexico City has agreed to serve in the capacity of President on an interim basis until a permanent replacement can be found.

Consolidated Nevada Goldfields Corporation is a Denver-based, international mining company with four producing mining properties and over 1,300 employees. The Company reserves include 51 million ounces of silver and 740,000 ounces of gold. The Company's principal property is the Pachuca silver mine, which has continuously produced silver for five centuries, in central Mexico north of Mexico City. The Company shares trade on the Toronto Stock Exchange under the symbol KNV; on NASDAQ under the symbol KNVCF; and on the Stuttgart, Frankfurt, and Berlin exchanges under the symbol CNV.

Statements in this release which are not historical data are forward looking and involve a number of risks and uncertainties, including but not limited to the price of commodities, currencies, production, construction, and permitting or regulatory delays, reserve estimation of tonnage, grade and metallurgical recoveries, exploration success and reserve growth, litigation, capital costs, and other risks that are detailed in the Company's SEC filings.

CONTACT:  Consolidated Nevada Goldfields Corporation, Denver, Colorado
          Phone (303) 296-3200    Fax (303) 296-9130